SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF [Corporate Taxpayer's Roll/Treasury Department] under  no. 01.832.635/0001-18

NIRE [Company Roll Registration Number] 35.300.150.007

Authorized Open-capital Company

MINUTES OF THE GENERAL ANNUAL MEETING :

HELD ON APRIL 04, 2011

Date, Time and Place At the headquarters at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo, at 03h30 pm (three thirty pm.), on April 04, 2011.

CALL NOTICE:  Published at the Official Gazette of the State of São Paulo on the editions of March 18, 19, and 22, 2011 and Valor Economico  newspaper, editions of days March 18, 19 and 22, 2011.

FINANCIAL STATEMENTS AND OTHER DOCUMENTS UNDER THE PROVISIONS OF ARTICLE 133 OF LAW NO. 6.404/76:  Published at the Official Gazette of the State of São Paulo and Valor Economico  newspaper, edition of day March 1, 2011.

WORKS MANAGEMENT:  Ana Paula Rodrigues Matsuda - President; Fabiana Vilhena Venditti – Secretary, composing the board.

HOLDING:   President declared the meeting opened as attended by the stockholders representing 85.57% the voting capital according to the Stockholders Presence Book; Mrs.   Cáren Henriete Macohin, representative of the external audit PricewaterhouseCoopers Auditores Independentes and Chief Executive Officer, Mr.   Marco Antonio Bologna.

AGENDA OF THE DAY:   Decide on a) take the administrators account, examine, discuss and vote the administration report, financial statements and public accountants opinion related to the corporate year ended on December 31, 2010; b)  In view of the adoption of the new accounting practices introduced by Law no. 11.638/07, decide on use of the resources from the profits withholding reserve account existing in the corporate year ended on December 31, 2009, to offset the accrued negative results, and recorded in the Accrued Profits determined in the previous years;  c) decide on the destination of the results of the corporate year ended on December 31, 2010, and the dividends distribution; d) elect the Administration Council members and comply with the minimum of 20% (twenty percent) of independent members, according to the Differentiated Practice Regulation of the Corporative Governance – Level 2 of São Paulo Stocks Exchange – BOVESPA, and decide on the overall compensation of the Council; and e)   Establish the compensation of the Administration Council for the year starting on January 1, 2011.

Decisions:   The majority of stockholders entitled to vote unanimously decide on the following measures:

a). After all submitted documents were examined and all requested explanations were rendered, the Administration Report, Financial Statement and the Opinion of the Public Accountants were approved without exceptions by the public accountant company and the Administration Council related to the corporate year ended on 12.31.2010.

b). In view of the adoption of the new accounting practices introduced by Law no. 11.638/07, the accrued debt results was determined from the previous years on R$334,320,485.73 (three hundred thirty-four million three hundred twenty thousand four hundred eighty-five reais and seventy-three cents) [T.N. Brazilian currency Real, pl. Reais]. The Administration proposal was approved to use the resources from the profits withholding reserve account existing on December 31, 2009 to offset the accrued negative results and recorded in the Accrued Profits account determined in previous years.

c). The net profit of the year ended on December 31, 2010 was determined on R$ 637,419,178.27 (six hundred thirty-seven million four hundred nineteen thousand one hundred seventy-eight reais and twenty seven cents) and the following destination was approved according to the administration proposal:  (i) R$181,664,465.82 (one hundred eighty-one million six hundred sixty-four thousand four hundred sixty-five reais and eighty-two cents) corresponding to 30% (thirty percent) the total balance, net from withholding income tax to dividends distribution, resulting in R$1.163388945 dividend per stock, and benefiting the stockholders of the Company’s shareholding structure on April 4, 2011. The Company’s stocks shall be negotiated ex-dividendo  from April 5, 2011 inclusively.  The approved dividends shall be paid on April 13, 2011, without additional compensation; (ii) R$31,870,958.91 (thirty one million eight hundred seventy thousand nine hundred fifty-eight reais and ninety one cents) for the legal reserve; (iii)  R$423,883,753.54 (four hundred twenty-three million eight hundred eighty-three thousand seven hundred fifty three reais and fifty four cents) to profits withholding reserve according to the approved capital budget, shall be basically for the capital investment and working capital use, all according to the decisions made in the Administration Council held on February 25, 2011.

d). Subsequently, the Administration Council members were elected, and the following people were elected as appointed by the holding stockholder TAM - Empreendimentos e Participações S/A:  a). Mrs.  MARIA CLÁUDIA OLIVEIRA AMARO, Brazilian, divorced, entrepreneur, holder of the identity card RG no. 12.238.200-6 and enrolled with CPF/MF under no. 113.879.198-90, address at Rua Monsenhor Antonio Pepe, 397, São Paulo/SP, for the office of the Chairwoman of the Administration Council. Mr. MAURÍCIO ROLIM AMARO, Brazilian, married, entrepreneur, holder of the identity card RG no. 12.238.201-8 SSP/SP and enrolled with CPF/MF under no. 269.303.758-10, business address at  Rua Monsenhor Antonio Pepe, 397, São Paulo/SP, for the office of Vice-President of the Administration Council, and as Council members

Mrs. NOEMY ALMEIDA OLIVEIRA AMARO, Brazilian, widow, entrepreneur, holder of the identity card RG no. 3.990.008 SSP/SP and CPF no. 992.115.058-87, office at Av. Monsenhor Antônio Pepe, no. 397, São Paulo/SP, Messrs. MARCO ANTONIO BOLOGNA, Brazilian, legally separated, engineer, holder of the identity card RG no. 6.391.996 SSP/SP and CPF nº 685.283.378-04, business address at  Avenida Jurandir, 856 – São Paulo/SP, ANDRÉ SANTOS ESTEVES, Brazilian, married, systems analyst, holder of RG n° 07.767.022-2, issued by IFP/RJ, and enrolled with CPF/MF under no 857.454.487-68, business address in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3729, 9º andar, CEP 01448-000, as well as the independent council members Messrs. WALDEMAR VERDI JÚNIOR,  Brazilian, married, entrepreneur, holder of the identity card RG no. 3.226.381-8 SSP/SP and enrolled with CPF/MF under no. 056.374.498-72, business address at Avenida Brigadeiro Faria Lima, 2277, 15º andar, Cjto. 1502, São Paulo/SP; ALEXANDRE GONÇALVES SILVA, Brazilian, married, mechanical engineer, holder of the identity card RG no. 39.565.565-1 SSP/RJ and enrolled with CPF/MF under no. 022.153.817-87, home address at  Rua Jacques Felix, n. 226, apto. 51, Vila Nova Conceição, São Paulo/SP and EMILIO ROMANO, Mexican, married, Lawyer, Mexican passport no.  08864053404, home address at  20165 NE 39 Place Apt. 303 - Aventura Fl 33180 USA. The elected council members shall have the unified term-of-office of 01 (one) year ending on April 30, 2012. The Council members herein appointed represent they have incurred no crime preventing them to perform the mercantile activity or disqualified thereto under the provisions of law.  The Councilors investiture shall be on this date upon the signature on (i) the respective Investiture Instrument in the proper book, and (ii) the Administration Consent Instrument as required by the Differentiated Practices Regulation of the Corporative Governance – Level 2, of the Stocks Exchange of São Paulo – BOVESPA.

e). The compensation of the councilors and secretary (representative of Turci Advogados Associados) of the Administration Council was approved as follows:  (I) (a)  R$20,000.00 (twenty thousand reais) compensation per the month to the Chairman of the Administration Council; (b) R$18,000.00 (eighteen thousand reais) compensation per month for Vice-President of the Administration Council; (c) R$18,000.00 (eighteen thousand reais) compensation per month for the Administration Council members attending also 02 (two) committees of the Administration Council (d) R$12,000.00 (twelve thousand reais) compensation per month for the Administration Council attending also 01 (one) committee of the Administration Council;  (e) R$6,000.00 (six thousand reais) compensation per month for the Administration Council members that had not attended the committees of the Administration Council; and (f) R$6,000.00 (six thousand reais) compensation per month for the Administration Council secretary.  (II) To all indicated above the air ticket quota (round trip) for each civil year, without cumulative nature and entitled to booking and informing beneficiaries and complying with the following conditions: 1) international tickets (except South América):  06 (six) first class ticket or 08 (eight) business class ticket or 16 (sixteen) economy class ticket. 2) domestic tickets and South America sections:  16 (sixteen); 3) in addition to the above mentioned quota, the right to acquire the tickets in any section with 70% (seventy-percent) discount on the “flex” rate.

The voting being ended on the agenda subjects, the stockholders (i) Polo Norte Fundo de Investimento Multimercado, holding 0.56% preferred stocks, (ii) Vinson Fund LLC, holding 0.78% preferred stocks, and (iii) Polo Fundo de Investimento em Ações, holding 0.49% preferred stocks, holding together 1.84% of the Company’s corporate capital, request to convene the Audit Council, which request was accepted, in compliance with the provisions under article  161, §2º of Law no. 6.4.4 of 1976 and CVM Instruction 324, of 2000. Thus, it was decided:

(i) to convene the Audit Council to remain operational until the next Annual General Meeting of the Company.

(ii) Approve the Rules of Procedure of the Audit Council proposed by the Company, according to the Exhibit 01 to these Minutes;

(iii) elect the members of the Audit Council herein convened, namely: (a)  under the appointment of the stockholders Polo Norte Fundo de Investimento Multimercado, Vinson Fund LLC and Polo Fundo de Investimento em Ações and separate voting, according to article 161, § 4º, line “a”, of law no 6.404/76, Messrs. Flávio Jarczun Kac, Brazilian,   engineer, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Vinícius de Moraes nº 197, apto. 502, Ipanema, CEP 22.411-010, holder of the identity card RG no.º 11.414.465-2 SSP/RJ and enrolled with CPF under no.   055.218.917-06 and André Pines, Brazilian, married, engineer, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Henrique Dodsworth nº 85,  apto. 902, CEP 22.061-030, holder of the identity card RG no.º 07.670.929-4 SSP/RJ  and enrolled with  CPF under no. 016.700.107-83, as acting member and deputy member, respectively; and (b)  under appointment of the controlling stockholder TAM Empreendimentos e Participações S/A, Messrs. Antonio Fernando Siqueira Rodrigues, Brazilian, married, lawyer, office in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 11.711, 4º andar, Brooklin, CEP 04578-000, enrolled with OAB-SP under no. 45.091, holder of the identity card RG no.º 3.938.866 SSP/SP and enrolled with CPF/MF under no. 197.680.798-00; Edvaldo Massao Murakami, Brazilian, married, accountant, resident and domiciled in the Capital do State of São Paulo, at Alameda Tilapia, 45, residencial 11, Alphaville, holder of the identity card RG no.º 10.356.559-0 and enrolled with CPF/MF under no.   960.935.528-53; Adalberto de Moraes Schettert, Brazilian, divorced, engineer, resident and domiciled in the Capital of the  State of São Paulo, at Rua David Pimentel nº 1000, casa 03, bairro Fazenda Morumbi, CEP 05.657-010, holder of the identity card RG no.º 15.187.462-1 SSP/SP and enrolled with CPF/MF under no.   113.556.700-04; Nilton Maia Sampaio, Brazilian, married, accountant, resident and domiciled in the Capital of the State of São Paulo, at Rua Pedroso Alvarenga nº 372, apto. 31, Itaim Bibi, CEP 04.531-000, holder of identity card RG 8.031.437-5 SSP/SP and enrolled with CPF/MF under no. 986.881.548-72, as acting members of the Audit Council, and Messrs. Antonio Sergio Bartilotti, Brazilian, married, engineer, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Moras nº 418, apto. 71, Vila Madalena, CEP 05434-020, holder of the identity card RG no.º 7.703.363-2 SSP/SP and enrolled with CPF/MF under no.   022.997.918-17; Edwyn Neves, Brazilian, single, business administrator , resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Helena nº 120, apto. 134, Vila Olímpia, holder of the identity card RG no.º 8062080-2 SSP/PR and enrolled with CPF/MF under no. 041.251.829-57, Guilherme Radwanski Stuart, Brazilian, married, civil engineer, resident and domiciled in the city of São Paulo, State of São Paulo, at Avenida Arruda Botelho nº 570, apto. 141, Alto de Pinheiros, holder of the identity card RG no. 34793219-8 SSP/SP and enrolled with CPF/MF under no. 337.362.298-01, Roberto Martins de Souza, Brazilian, married, entrepreneur, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Marquesa de Santos nº 42, apto. 205, Laranjeiras, holder of identity card no. 066770066 DIC/RJ and enrolled with CPF/MF under no. 828.893.507-97, as deputy members of the Audit Council; and

(iv) approve the separate compensation of the members of the Audit Council on R$10,780.40 (ten thousand seven hundred eighty reais forty cents) equivalent to the minimum provided for under article 162 3rd paragraph of Law no. 6404/76 for each acting member.  The Audit Council members elected herein shall be vested pursuant to the law, bylaws, rules of procedure herein approved and the applicable regulation.

FINAL STATEMENTS:   The drawn-up of these minutes in summary was established as provided under the 1st paragraph of the article 130 of Law no. 6.404/76.

Closing:   Nothing else to be discussed as no one took the floor, the works were closed and these minutes were drawn-up which was read and approved and signed by the presents.  São Paulo, April 4, 2011. (signed) Ana Paula Rodrigues Matsuda – Board President; Fabiana Vilhena Venditti – Secretary, Cáren Henriete Macohin – Representative of the external audit PricewaterhouseCoopers Auditores Independentes, Marco Antonio Bologna – Chief Executive Officer:  Stockholders:  Ana Paula Rodrigues Matsuda, representing the stockholders:  TAM – Empreendimentos e Participações S/A, Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro and João Francisco Amaro; and Rodrigo de Mesquita Pereira, representing the stockholders: ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ADVANCED SERIES TRUST – AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO, AT&T UNION WELFARE BENEFIT TRUST, BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A., CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, COLLEGE RETIREMENT EQUITIES FUND, COUNTRY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTRY, EATON VANCE COLLECTIVE INVESTMETN TRUST FOR EMPLOYEE BENEFIT PLANS – EMERGING MARKETS EQUITY FUND, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EATON VANCE STRUCTURED EMERGING MARKETS FUND, EMERGING MARKETS INDEX FUND E, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, IBM SAVINGS PLAN, ILLINOIS STATE BOARD OF INVESTMENT, ISHARES II PUBLIC LIMITED COMPANY, ISHARES MSCI BRASIL (FREE) INDEX FUND, ISHARES MSCI BRIC INDEX FUND, ISHARES PUBLIC LIMITED COMPANY, JONH HANCOCK FUNDS II: INTERNACIONAL EQUITY INDEX FUND, JONH HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A, JONH HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B, LEUTHOLD GLOBAL

EQUITIES MASTER FUND, LTD, LEUTHOLD GLOBAL FUND, LEUTHOLD GLOBAL INDUSTRIES FUND, MANAGED PENSION FUNDS LIMITED, NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED, NEW ZEALAND SUPERANNUATION FUND, NORGES BANK, NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND, NORTHERN TRUST QUANTITATIVE FUND PLC, PIONEER EMERGING MARKETS FUND, PIONEER EMERGING MARKETS VCT PORTFOLIO, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE OF WYOMING, WYOMING STATE TREASURER, STATE STREET EMERGING MARKETS, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, T ROWE PRICE FUNDS SICAV, T ROWE PRICE INTERNATIONAL FUNDS: T. ROWE PRICE LATIN AMERICA FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, THE BRAZIL VALUE AND GROWTH FUND, THE FUTURE FUND BOARD OF GUARDIANS, THE NORTHWESTERN MUTUAL LIFE INSURANCE CO, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, TIAA-CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY FUND, TIAA-CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY INDEX F, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL WORD EX-US I FUND, A SER OF VAN INTER EQUITY I FUNDS, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, VANGUARD TOTAL WORLD STOCK I FUND, A SER OF VAN INTERN EQUITY I FUNDS, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, WHEELS COMMON INVESTMENT FUND, WILMINGTON INTERNATIONAL EQUITY FUND SELECT, L.P., POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO, VINSON FUND LLC, POLO FUNDO DE INVESTIMENTO EM AÇÕES. Exact reproduction of the minutes drawn-up in the proper book.

______________________________

Fabiana Vilhena Venditti

Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.